

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20822

18th January 2008



08000424

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 16 January 2008 relating to acquisition.
2. 2 x General Purposes Committee resolutions allotting securities dated 14 January 2008.
3. 2 x Notice of allotment of shares or securities on Form 88(2) dated 14 January 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor



Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:01 16-Jan-08
Number	8678L

Ref 232
16 January 2008

COBHAM REACHES AGREEMENT TO PURCHASE US INTELLIGENCE AND MISSILE DEFENCE COMPANY FOR $416 MILLION

Transaction Highlights

- Cobham is to purchase SPARTA Inc., a US company that offers a range of scientific, systems engineering and technical assistance services, for US $416 million in cash. This transaction continues the successful execution of Cobham's growth strategy.

- SPARTA will place Cobham in a leading position within the high growth US Intelligence and Missile Defence markets. SPARTA has strong technical capabilities and loyal customer relationships, many of which have endured over decades.

- SPARTA is a further important step in the development of Cobham's US business and assuming the completion of this acquisition and the Lansdale Sensors and Antennas transaction, Cobham's total pro-forma US revenue in the last twelve months would have been circa $1.4 billion.

- SPARTA has an experienced and strong incumbent management team, who will continue to run the company as a strategic business unit within Cobham.

Summary

Cobham plc ('Cobham') is pleased to announce that it has reached agreement to purchase SPARTA Inc. ('SPARTA'), an employee-owned US company which is SEC registered, but unquoted. The cash consideration for SPARTA is up to US$416 million on a debt and cash free basis, of which US$381 million will be payable on completion and satisfied from Cobham's existing cash and debt facilities, with the balance of up to US$35 million to be paid over the next three years to holders of unvested options who remain with the company. The acquisition is expected to complete in the second quarter of 2008, subject to regulatory and SPARTA shareholder approvals.

SPARTA, which is run from Washington D.C., will after a short period of assimilation and subject to appropriate approvals become a separate strategic business unit within an expanded North America Cobham Division. During this assimilation phase, SPARTA will report to Andy Stevens, Cobham Chief Operating Officer, in accordance with the applicable US Government industrial security regulations.

Financial Information

For the year ended 30 December 2006 SPARTA generated operating profits of US$28.6 million and EBITDA[(1)] of US$34.3 million on revenue of US$297.3 million. At 30 September 2007, gross assets were approximately US$122.0 million. The total cash consideration represents a multiple of approximately 12.1x 2006 EBITDA[(1)]. It is expected that the acquisition will be earnings enhancing in 2008.

Allan Cook, Cobham Chief Executive, said:

"I am delighted that we have been able to reach agreement to acquire SPARTA, which is one of the leading companies in areas of critical importance in the provision of US National Security. The strong incumbent management will provide Cobham with an exciting platform for growth in the Systems Engineering and Technical Assistance segment, which is complementary to our existing US intelligence and defence capabilities. This is a major step forward in the implementation of Cobham's technology strategy and the creation of a significant Tier 2 business supplying the US DoD and intelligence markets."

- ends -

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Chief Financial Officer +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)20 7318 9570 (on the day)
+44 (0)1202 857998

Weber Shandwick Financial
Susan Ellis/James White +44 (0)20 7067 0700

[(1)] before US$2m of non-cash stock-based compensation charge.

Information on the Business

SPARTA employs approximately 1,200 people based across 20 US sites, with principal locations in and around Washington D.C., in Huntsville, Alabama, Southern California and Colorado Springs. The workforce is highly qualified, with a deep and robust pool of engineering and scientific talent and wide experience in solving demanding engineering and technical problems. A substantial proportion of SPARTA's workforce has US security clearances. SPARTA's management team has extensive experience in the sector and will continue to run and grow the strategic business unit after completion of the acquisition.

SPARTA brings a unique and distinct set of Systems Engineering and Technical Assistance ('SETA') capabilities to Cobham, which immediately gains a leading position in a new business segment and the opportunity to leverage capabilities and customer relationships for its existing technologies.

Within Intelligence ('Intel'), SPARTA provides a full range of products and services including the planning and direction, collection, processing, analysis and production of information for the US intelligence community. In addition, SPARTA provides other Intel related services including tools for network and information security and develops protection systems using models and simulations.

Within Missile Defence, SPARTA provides technical solutions and capabilities including systems engineering, modelling and simulation, test and evaluation, operations and sustainment planning and battle management, primarily to the US Missile Defense Agency. It has had an important role for almost thirty years in the development and deployment of effective US ballistic missile defence systems. SPARTA also provides training, testing and evaluation services for US tactical systems, including supportability analysis and training for Unmanned Aircraft Systems programmes.

SPARTA has leveraged its core capabilities into a number of other markets, including engineering and development of Net Centric Warfare systems, modelling and simulation of Space systems and engineering services to a variety of US Government customers. The military composites business is well positioned and increases Cobham's ship set value on the F-22 and F-35.

SPARTA'S business is primarily focused on classified work. Accordingly, subject to US Government approval, SPARTA will operate under an SSA ('Special Security Agreement') in conjunction with Cobham's existing classified programmes and it is intended that three senior 'Outside Directors' will be appointed to the Board of the SSA. All the outside directors provide assurance on security matters and strategic guidance on defence and market trends.

Rationale and benefits of the acquisition

The acquisition is consistent with Cobham's stated strategy of increasing shareholder value through organic growth and selective, value enhancing acquisitions in aerospace and defence markets.

This acquisition together with the recently completed acquisition of S-TEC and the announced acquisition of the Lansdale US Sensors and Antennas business, demonstrates a significant and successful acceleration in the delivery of Cobham's US development objectives. It represents a major step forward in the implementation of Cobham's technology strategy and the creation of a significant business supplying

the US DoD and Intel needs. File No. 8234923

SPARTA will transform Cobham's position in the high growth US intelligence market and presents further growth opportunities in the technical services, intelligence, ELINT (Electronic Signals Intelligence) and SIGINT (Signals Intelligence) markets. It will add technology focused systems engineering and support capabilities underpinning through-life programmes, which are increasingly desired by customers across all defence markets. These skills can be used across a number of Cobham's US businesses where such support capability is becoming increasingly important.

The intelligence capabilities and customer relationships within SPARTA are an excellent fit with Cobham's Law Enforcement and National Security businesses. SPARTA has technology focused engineering capabilities which are highly complementary to Cobham's Defence Electronic Systems Division, particularly in areas such as radar performance modelling, Network Centric Warfare and the synthesis of data collected through sensor applications

Historical growth in SPARTA's markets has been at double digits and this is anticipated to moderate a little to single digits in the future.. As a consequence of SPARTA's capabilities, Cobham will aim to gain market share in the Intel segment and to develop the business further. It is anticipated that the SPARTA team will begin to drive further growth through acquisitions, which have hitherto been precluded due to its previous ownership structure. This acquisition represents both a complementary fit for Cobham in the continued development of important markets and existing products and serves as a platform for further rapid growth.

- ends -

NOTES

1. **Cobham plc** is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. **Cobham Defence Electronic Systems (CDES)** designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna sub-systems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives; changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

END

Close



COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at 11 Stanhope Gate, London W1K 1AN on 14th January 2008

Present: **A E Cook** - **Chairman**
W G Tucker

J M Pope - **Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	V P Crome	14.01.08	13,340 "U"	£17,973.42

It was resolved that a total of 13,340 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
V P Crome	13,340	132.2333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 13,340 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 14th January 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

   1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 9th January 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £19,052.93) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

   1.2 It was resolved that a total of 16,096 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedule dated 9th January 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

   1.3 It was further resolved that the secretary be instructed:

   1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

   1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

   1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman



SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	Month	Year	Day	Month	Year
	14	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	16,096		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 2.5p, £	16,096
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17-1-08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

19173.68

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		09-JAN-2008	
No of Shares		16096	19052.93
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	09-JAN-2008 at 14:49	
Pages Printed	:	00003	

ount No	Employee Details					Option Details			
175322464	MR CE ADAMS		Emp No5221	Open Date	010204	Opt Price	0.939000	Company Amt	431.94
	CHARLES EDWARD		NI No YR074597D	Grant Date	141103	Shares Exer	460	Cheque No	069404
	18 FOXCROFT DRIVE			Term	5	Balance	432.00	Ind Amount	8.58
	WIMBORNE			Sub Amount	9.00	Interest	8.52	Cheque No	069413
			Left Date 311207	Reason	REDUND				
			Location FRL						
		BH21 2JZ							
776991266	MR CE ADAMS		Emp No5221	Open Date	010206	Opt Price	1.240000	Company Amt	3553.84
	CHARLES EDWARD		NI No YR074597D	Grant Date	151105	Shares Exer	2866	Cheque No	069404
	18 FOXCROFT DRIVE			Term	5	Balance	3504.00	Ind Amount	0.56
	WIMBORNE			Sub Amount	146.00	Interest	50.40	Cheque No	069411
			Left Date 311207	Reason	REDUND				
			Location FRL						
		BH21 2JZ							
871137865	MR CE ADAMS		Emp No5221	Open Date	010205	Opt Price	1.076000	Company Amt	3518.52
	CHARLES EDWARD		NI No YR074597D	Grant Date	161104	Shares Exer	3270	Cheque No	069404
	18 FOXCROFT DRIVE			Term	5	Balance	3420.00	Ind Amount	1.26
	WIMBORNE			Sub Amount	95.00	Interest	99.78	Cheque No	069412
			Left Date 311207	Reason	REDUND				
			Location FRL						
		BH21 2JZ							
777212366	MR GM CAHILL		Emp No0200	Open Date	010206	Opt Price	1.240000	Company Amt	3650.56
	GERALD		NI No YP274146C	Grant Date	151105	Shares Exer	2944	Cheque No	069404
	22 RUSHINGTON AVENUE			Term	7	Balance	3600.00	Ind Amount	1.22
	TOTTON			Sub Amount	150.00	Interest	51.78	Cheque No	069405
	SOUTHAMPTON		Left Date 310707	Reason	REDUND				
			Location RACAL						
		SO40 9DB							
634760567	MR GM CAHILL		Emp No0200	Open Date	010207	Opt Price	1.530000	Company Amt	1139.85
	GERALD		NI No YP274146C	Grant Date	061106	Shares Exer	745	Cheque No	069404
	22 RUSHINGTON AVENUE			Term	7	Balance	1140.00	Ind Amount	0.15
	TOTTON			Sub Amount	95.00	Interest	0.00	Cheque No	069406
	SOUTHAMPTON		Left Date 310707	Reason	REDUND				
			Location RACAL						
		SO40 9DB							

ɔunt No	Employee Details								
					Option Details				
ꜰ74077966	MR WJ GILBERT	Emp No000127	Open Date	010206	Opt Price	1.240000	Company Amt	1509.08
	WILLIAM JOSEPH	NI No YK886311B	Grant Date	151105	Shares Exer	1217	Cheque No	069404
	73A CRESSEX ROAD		Term	3	Balance	1548.00	Ind Amount	60.34
	HIGH WYCOMBE		Sub Amount	62.00	Interest	21.42	Cheque No	069408
		Left Date 050707	Reason	CONRET				
		Location CEL						
	HP12 4PS							
ꞩ34375867	MR W GILBERT	Emp No000127	Open Date	010207	Opt Price	1.530000	Company Amt	1031.22
	WILLIAM	NI No YK886311B	Grant Date	061106	Shares Exer	674	Cheque No	069404
	73A CRESSEX ROAD		Term	3	Balance	1062.00	Ind Amount	30.78
	HIGH WYCOMBE		Sub Amount	86.00	Interest	0.00	Cheque No	069407
		Left Date 050707	Reason	CONRET				
		Location CEL						
	HP12 4PS							
870779665	MR WJ GILBERT	Emp No127	Open Date	010205	Opt Price	1.076000	Company Amt	3324.84
	WILLIAM JOSEPH	NI No YK886311B	Grant Date	161104	Shares Exer	3090	Cheque No	069404
	73A CRESSEX ROAD		Term	3	Balance	3240.00	Ind Amount	9.66
	HIGH WYCOMBE		Sub Amount	90.00	Interest	94.50	Cheque No	069409
		Left Date 050707	Reason	CONRET				
		Location CEL						
	HP12 4PS							
869983165	MR C GOODING	Emp No1705	Open Date	010205	Opt Price	1.076000	Company Amt	893.08
	COLIN	NI No ZW176527C	Grant Date	161104	Shares Exer	830	Cheque No	069404
	27 PLANTATION ROAD		Term	3	Balance	875.00	Ind Amount	8.20
	POOLE		Sub Amount	25.00	Interest	26.28	Cheque No	069410
		Left Date 150607	Reason	CONRET				
		Location FRA						
	BH17 9LN							

ınt No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	16096
No of Individual Cheques	9
Value of Individual Cheques	120.75
Value of other ind payments	0.00


SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	13,340		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	13,340
UK Postcode: EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date [illegible]

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

END